Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (the “Company”)
Suite 1430, 800 West Pender Street
Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change January 13, 2022

Item 3:	News Release

A news release was disseminated on January 13, 2022 through Canada Newswire and a copy was subsequently filed on SEDAR, and EDGAR.

Item 4:	Summary of Material Change

New Found Gold Corp. (“New Found” or the “Company”) announced assay results from one diamond drill hole designed to expand the newly discovered high-grade gold zone found in the Keats footwall. This hole was drilled as part of the Company’s ongoing 400,000m diamond drill program at its 100%-owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Item 5:	Full Description of Material Change

Please see the news release attached as schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company at 604-562-9664 or croberts@newfoundgold.ca.

Item 9:	Date of Report

January 13, 2022

Schedule "A"

NEW FOUND INTERCEPTS 56.69 G/T AU OVER 2.45M AT THE NEW KEATS
FOOTWALL ZONE DISCOVERY

Vancouver, BC, January 13, 2022 – New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce assay results from one diamond drill hole designed to expand the newly discovered high-grade gold zone found in the Keats footwall. This hole was drilled as part of the Company’s ongoing 400,000m diamond drill program at its 100%-owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Keats Footwall Zone Drill Result Highlights

•	Highlight intervals are summarized below. Additional results are provided in Table 2.

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)****	Zone
NFGC-21-407	393.55	396.00	2.45	56.69	Keats FW

Table 1: Highlight results from Keats Footwall

•	The interval of 56.69 g/t Au over 2.45m in drill hole NFGC-21-407 was intersected at the new Keats Footwall Discovery (see October 13, 2021 news release). This high-grade gold vein is interpreted to be connected to the mineralization encountered in hole NFGC-21-238 which intercepted 88.53 g/t Au over 3.35m thereby extending the vein 20m south; it remains open in all directions. (Figures 2, 3 and 4).

•	NFGC-21-407 intersected a second gold-bearing vein in the Keats Footwall Zone. This newly discovered vein assayed 4.89 g/t Au over 2.90m and it also remains open in all directions (Figure 3).

•	Orientation data collected from the optical televiewer image indicates that the high-grade veins are approximately parallel and dip moderately to the southwest. Follow-up drilling is underway targeting the extensions of these veins and to confirm their geometry.

Figure 1: Photo of mineralization from NFGC-21-407, approximately 394m down hole depth^

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC

Melissa Render, VP of Exploration for New Found Gold, stated: “It is not surprising that we are encountering new orientations of high-grade gold veins within this highly prospective domain of rock located between the Keats Main Zone and the Appleton Fault Zone. This area is of high-priority because it is evident that it has been subjected to the same gold-bearing fluids and related deformation responsible for producing the Keats Main Zone. The data we are collecting allows us to model and accurately project these high-grade veins which is used in our drill hole planning and ultimately increases our success rate for intersecting them. It is an exciting target and this discovery along with the gained knowledge is critical for exploration achievement; work going forward will look for these vein orientations and more importantly, their intersections with other high-grade gold vein orientations. We currently have one drill dedicated to exploring along strike of this intercept in the footwall domain with more drills on the way.”

Keats Footwall Hole Location Details

WSW
ENE
OPEN
OPEN
OPEN
100m
200m
300m
400m
NFGC-21-407
56.69 g/t Au over 2.45m
4.89 g/t Au over 2.90m
1.94 g/t Au over 2.45m
1.10 g/t Au over 2.60m
NFGC-21-238
88.53 g/t Au over 3.35m
LEGEND
NFGC DDH Intercept (g/t Au)
< 1 g/t Au
1-3 g/t Au
3-10 g/t Au
>10 g/t Au
Result Pending
Drilled area with assay
Drilled area assay pending
Overburden
Keats FW Zone
Current Assays Reported
Keats FW Assays Previously Reported
0 100 200 m
0m 100m 200m 300m 400m 500m 600m 700m 800m 900m 1000m
KEATS SOUTH
KEATS
KEATS NORTH
GOLDEN JOINT
DOME
LOTTO

New Found Gold Corp.	2	TSX-V: NFG, NYSE-A: NFGC

Figure 3. 3D Keats Composite Cross-Section (A to A’ looking northeast, 150m clipping)

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New Found Gold Corp.	4	TSX-V: NFG, NYSE-A: NFGC

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)****	Zone
NFGC-21-407	NSV				Keats Main
And	393.55	396.00	2.45	56.69	Keats FW
And	410.00	412.90	2.90	4.89
And	413.85	416.30	2.45	1.94
And	417.30	419.90	2.60	1.10

Table 2: Summary of results reported in this release for Keats

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-407	296	-57	467	658109	5427123

Table 3: Details of drill holes reported in this release

Discussion

•	The test work program announced by the Company’s November 4th release is ongoing. The outcomes of all test work will be reported as soon as the outstanding data becomes available.

•	While the test work program is in progress and for the purpose of reporting a whole core assay result, the Company collected the other half of the sampled core intervals through select mineralized domains. In addition to the one drill hole reported in tables 1, 2 and 4, ten additional mineralized domains were treated similarly, the results of which will be disclosed in the same way once available. For the mineralized domains being reported, samples of both the first half and second half of the core were submitted to ALS for screen fire assay. A weighted gold average for both core- halves was calculated and is reported in Tables 1,2 and 4.

•	Table 4 compares the composite gold grade of each half of the core when reviewed independently. Note that for the results reported, the highest-grade samples had higher grades reported for the first half of the core. This differs from the results released on January 6, 2022, where the highest-grade samples were reported in the second half of the core. Given the nuggety nature of the gold mineralization at Queensway, significant differences are expected between each half-core assay. As noted, the test program announced by the Company on November 4, 2021 is designed to statistically assess differences in half core results and to assess any potential bias in the results, with results from this test work anticipated in the next several weeks.

•	It is not the intention for the Company to always release whole core assay results; certain gold grade composites will be reported on a whole-core basis to build additional confidence in selected mineralized zones.

•	Following a pause late last year the Company anticipates a continuous ramp up in receipt and disclosure of drill results over the coming weeks and will consequently move towards the disclosure of larger batches of assay results in its news releases.

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)** 1st Half-Core	Au (g/t)*** 2nd Half- Core	Au (g/t)**** Weighted Avg.
NFGC-21-407	393.55	396.00	2.45	91.80	17.95	56.69
And	410.00	412.90	2.90	4.28	5.32	4.89
And	413.85	416.30	2.45	1.51	2.32	1.94
And	417.30	419.90	2.60	1.31	0.91	1.10

Table 4: Half-Core Composite Comparison

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Queensway 400,000m Drill Program Update

Approximately 33% of the planned 400,000m program at Queensway has been drilled to date with approximately 29,700m of the core with pending assay results. Ten core rigs are currently operating and New Found is targeting an increase in the drill count to 14 rigs by the end of Q1 2022.

Notes

*Orientations of the mineralized intervals have insufficient information at this time to determine a true width. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

** Gold values reported are from the first sampled half of the core and was assayed at ALS.

***Gold values reported are from the second sampled half of the core and was assayed at ALS.

****Gold values reported are a weighted average of both halves of the core comprising the sampled interval.

^Note that these photos are not intended to be representative of gold mineralization in hole NFGC-21-407.

Sampling, Sub-sampling and Laboratory

True widths of the intercepts reported in this press release have yet to be determined due to insufficient orientation data at this time. Reported grades have not been capped. Assays are uncut, and calculated intervals are reported over a minimum length of 2.0m using a lower cut-off of 1.0 g/t Au. All HQ split core assays reported were obtained by either complete sample metallic screen/fire assay or standard 30 g fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia, or by entire sample screened metallic screen fire assay at Eastern Analytical in Springdale, Newfoundland. The complete sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold with initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 3% of sample pulps are sent to secondary laboratories for check assays. See also the Company's November 4, 2021, news release regarding work to assess the presence and source of variability relating to core samples submitted to Eastern Analytical. The test work program announced in the Company’s November 4th release is ongoing. The Company anticipates receiving results from lab work undertaken for this program in January 2022 and will report findings based on these results from its independent consultants shortly thereafter.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this news release dated January 13, 2022, by New Found. Mr. Matheson certifies that this news release fairly and accurately represents the information for which he is responsible.

New Found Gold Corp.	6	TSX-V: NFG, NYSE-A: NFGC

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway, now approximately 33% complete. The Company is well funded for this program with a current working capital balance of approximately $130 million.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: "Craig Roberts"

Craig Roberts, P.Eng., Chief Executive Officer

Email: croberts@newfoundgold.ca

Phone: +1 (910) 406-2407

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to assay results, exploration and drilling on the Company’s Queensway gold project in Newfoundland, interpretation of the assay results and the results of the drilling program, the discovery of zones of high-grade gold mineralization, follow-up step-out drilling and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," “suggests,” "potential," "goal," "objective," "prospective," “possibly,” and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	7	TSX-V: NFG, NYSE-A: NFGC